 **The Terminal Retweeted**

 **Dave Lauer** ✔ @dlauer · Jul 23

You can support us through the crowdfunding campaign, or just by sharing and retweeting the link. Help us reach as many people as possible!

 **Dave Lauer** ✔ @dlauer · Jul 23

We're building a new platform to empower retail investors with the same quality data and tools as the pros, collaborative research and education/advocacy @UrvinTerminal. You can learn more and join us here:

wefunder.com/urvinfinance

Dislosure: help.wefunder.com/en_US/testing-…

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